23 October 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 96,000 RELX PLC ordinary shares at a price of 1174.126p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 92,139,685 ordinary shares in treasury, and has 1,115,070,120 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 22,441,350 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 85,500 RELX NV ordinary shares at a price of €15.514 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 54,121,694 ordinary shares in treasury, and has 993,567,806 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 12,823,150 shares.